UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

June 27, 2008

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on June 26, 2008.

Luxottica to confirm outlook for fiscal year 2008

Milan, Italy - June 26, 2008 - Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), a global leader in the design, manufacturing and distribution of premium fashion and luxury eyewear, today will confirm during an investor conference call its previously announced financial outlook for fiscal year 2008.

The objective of the conference call, which takes place today starting at 6 PM CET (5 PM UK, 12 PM US ET), is to provide the financial community with a more in-depth understanding of the dynamics of the new Group resulting from the combination of Luxottica’s base business with Oakley’s and, specifically, their impact on Luxottica Group’s financial performance for the first half of the year. A similar investor call was held in March of this year to take an early look at the significant changes to Luxottica Group’s business and financial performance by quarter resulting mainly from the merger of the two companies.

The live feed as well as the replay of the audio webcast of the investor call will be available to all parties at www.luxottica.com/english/investor_relations/webcast.html. The related slide presentation is available for download at www.luxottica.com/english/investor_relations/presentation.html. Following the end of the replay period, the slide presentation will continue to be available from the archives of the investor relations section of Luxottica Group’s corporate website at www.luxottica.com.

Luxottica Group’s Annual Report on Form 20F for fiscal year 2007 will be filed today with the U.S. Securities and Exchange Commission (SEC). The report will be available to all parties on Luxottica Group’s corporate website at www.luxottica.com, on the SEC website at www.sec.gov and on the Milan stock exchange Borsa Italiana website at www.borsaitaliana.it. Requests for hard copies of Luxottica Group’s audited consolidated financial statements may be made by contacting the Group’s investor relations department via telephone or email at the contacts provided below.

Luxottica Group S.p.A.

Luxottica Group is a global leader in eyewear, with over 6,200 optical and sun retail stores in North America, Asia-Pacific, China, South Africa and Europe and a strong brand portfolio that includes our key house brand, Ray-Ban, the best selling sun and prescription eyewear brand in the world, as well as, among others, license brands Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Salvatore Ferragamo, Tiffany and Versace, and other key house brands Oakley, Oliver Peoples, Vogue, Persol, Arnette and REVO. In addition to a global wholesale network that touches over 130 countries, the Group manages leading retail brands such as LensCrafters, Pearle Vision and Sunglass Icon in North America, OPSM and Laubman & Pank in Asia-Pacific, and Sunglass Hut globally. The Group’s products are designed and manufactured in six Italy-based high-quality manufacturing plants, in the only two China-based plants wholly-owned by a premium eyewear manufacturer, and in manufacturing facilities in the United States acquired as part of the Oakley acquisition. For fiscal year 2007, Luxottica Group (NYSE: LUX; MTA: LUX) posted consolidated net sales of €5 billion. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to successfully integrate Oakley’s operations, the ability to realize expected synergies from the merger with Oakley, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to predict future economic conditions and changes in consumer preferences, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, the ability to effectively integrate other recently acquired businesses, as well as other political, economic and technological factors and other risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

Luxottica Group S.p.A. media and investor relations contacts

Luca Biondolillo	Alessandra Senici
Head of International Communications	Group Investor Relations Director
Tel.: +39 (02) 8633 4668	Tel.: +39 (02) 8633 4069
Email: LucaBiondolillo@Luxottica.com	Email: InvestorRelations@Luxottica.com

- ENDS -

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

By: /s/ ENRICO CAVATORTA
Date: June 27, 2008	ENRICO CAVATORTA CHIEF FINANCIAL OFFICER